SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding formation of a joint venture between Wuhan Iron and Steel Engineering Technology Group and Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on July 9, 2012.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Forms Joint Venture with
Wuhan Iron and Steel Engineering Technology Group

BEIJING, July 9, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that on June 28, the Company signed a definitive agreement with Wuhan Iron and Steel Engineering Technologies Group Co., Ltd., the technology subsidiary of Wuhan Iron and Steel Group, to create a joint venture named Wuhan Steel Camelot Information Systems Co., Ltd. (the “Joint Venture”).

The Joint Venture, in which each party plans to invest RMB 11 million (U.S. $1.7 million) for a 50% interest, is designed to create a platform upon which to develop and grow the IT application business for the iron and steel industry.  The Joint Venture will bring together the strengths of both companies: Camelot’s brand, talent, technology, and management expertise, alongside Wuhan Iron and Steel’s industry expertise and market knowledge. By leveraging these valuable assets, the Joint Venture will create the premier platform for high-end software development, related product R&D, and the development of outsourcing and other customized solutions for the iron and steel industry.

“The Wuhan Iron and Steel Joint Venture will bring together our strengths with those of a leading steel company.  I am looking forward to seeing the development of end-to-end software applications that will help the steel industry run more efficiently,” said Mr. Simon Ma, Camelot’s Chairman and CEO. “We believe that this Joint Venture will enable Camelot to establish a leadership position in the steel industry.”

“We are delighted to partner with Camelot and look forward to combining resources to realize operational efficiencies in several steel plants’ Manufacturing Execution Systems (MES), including those already in place and those to be built that can benefit from leading-edge Enterprise Resource Planning applications,” said Mr. Song Shi-Wei, CEO of Wuhan Iron and Steel Engineering &

Technology (WISET) Group.

ABOUT WUHAN IRON AND STEEL ENGINEERING TECHNOLOGIES GROUP CO., LTD.

Wuhan Iron and Steel Engineering Technologies Group Co., Ltd., founded in 2002, is the high-tech industry arm of Wuhan Iron and Steel (Group) Corp. The company, with total assets of RMB 2.2 billion, is primarily engaged in information and automation, metallurgical engineering and technical services, new energy, environmental protection and energy conservation, electronics and other high-tech industries.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: July 10, 2012